[FONIX LETTERHEAD]

October 13, 2005

VIA EDGAR AND FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:

Mark P. Shuman

Hugh Fuller

Sara Kalin

Re:

Fonix Corporation (the "Registrant")

Registration Statement on Form S-2

File No. 333-125088

Filed May 20, 2005

Dear Messrs. Shuman and Fuller and Ms. Kalin:

The Registrant hereby applies to withdraw the above-referenced Registration Statement, which was filed in May 2005 to register shares issuable in connection with conversion of certain of the Registrant’s convertible preferred stock.  No shares of stock were sold under this Registration Statement.  The Registration Statement was not declared effective by the SEC.

The Registrant notes that it received a comment letter from the Staff dated June 17, 2005 (the “Comment Letter”), raising the issue of whether the Company was eligible to use Form S-2 (in light of the timing of certain of the Registrant’s filings of Current Reports on Form 8-K), in response to which the Registrant filed an amendment to the Registration Statement on June 27, 2005.  The Staff subsequently contacted counsel for the Registrant suggesting that the Registrant correspond directly with the Office of Chief Counsel with respect to whether the Registrant was current in its periodic filings.  Subsequent to the filing of this Registration Statement, the Registrant has filed other registration statements on Form S-1, which have been declared effective.

Sincerely,

FONIX CORPORATION

/s/ Roger D. Dudley

By: Roger D. Dudley

Exec. Vice President and

Chief Financial Officer